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                              May 30, 2023

       Dana Green
       Chief Executive Officer
       GlobalTech Corp
       3550 Barron Way, Suite 13a
       Reno, NV 89511

                                                        Re: GlobalTech Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2023
                                                            File No. 000-56482

       Dear Dana Green:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 26, 2023 letter.

       Form 10-Q for the quarterly period ended March 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Update on plans:, page 38

   1. Please revise your disclosure to clarify what services are included in the "full bouquet of banking services."
   2.                                                   We note your response
to prior comment 3; however, you have not included any
                                                        discussion of the costs
incurred to date to develop your blockchain network and the costs expected to be incurred
in future periods to commercialize the network. Please revise accordingly.
 Dana Green
FirstName
GlobalTechLastNameDana Green
            Corp
Comapany
May        NameGlobalTech Corp
     30, 2023
May 30,
Page 2 2023 Page 2
FirstName LastName
3. We note your response to prior comment 6 and reissue it. We note that you intend to utilize smart contracts for your target services. In future filings, please include risk factor disclosure regarding the risk of coding errors or security vulnerabilities within the smart contracts and provide a more complete discussion regarding smart contract functionality and limits.
Controls and Procedures, page 42

4. Please revise to disclose the conclusion of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation
S-K.
Form 10-K for the fiscal year ended December 31, 2022

Description of Business
General Information
Form and Year of Organization, page 4

5. We note your response to prior comment 1. As previously requested, please reconcile the
         ownership structure disclosed in WorldCall Public   s financials to
the corporate structure
         presented in your filing. Also reconcile to the disclosures in the notes to financials on page F-9 and on page 9 of your Form 10-Q for the quarterly period ended March 31, 2023 indicating you owned 55.2% and 59.3%, respectively, of WorldCall Telecom Limited.
         You also disclose that WorldCALL Private and FZC own 14.7% and 40.5%, respectively, of WorldCALL Telecom Limited. Provide us with your complete computation of the ownership structure of WorldCall Telecom Limited. We note the current conversion ratio of the Convertible Preference Shares provided in your response. However, your disclosure on page F-32 indicates these shares were issued to Oman Telecommunications
         Company. Considering that WorldCALL Private holds 854,914,152 shares and FZC holds 313,128,042 shares, respectively, of WorldCall Telecom Limited, it appears based on our computation that WorldCALL Private and FZC appear to only own 15.8% and
         5.8%, respectively, of WorldCALL Telecom Limited.
Consolidated Statement of Cash Flows for the Years Ended December 31, 2022 and 2021, page
F-6

6. Your response to prior comment 9 indicates that the cash flows used for the issuance of long-term loan in 2021 relates to loans to employees and advances to vendors for the provision of goods and services and it should have been classified as an operating activity. Please revise to restate the statement of cash flow for the year ended December
         31, 2021.
 Dana Green
FirstName
GlobalTechLastNameDana Green
            Corp
Comapany
May        NameGlobalTech Corp
     30, 2023
May 30,
Page 3 2023 Page 3
FirstName LastName
Notes to Consolidated Financial Statements
Note 2. Basis of Preparation of Consolidated Financial Statements
Business Combinations, page F-11

7. In response to prior comment 11, you indicate that the trading price of WTL stock was not used to determine the fair value of the WHI shares effectively transferred because the
         replacement cost of WTL   s fiber network is substantially higher than
the market
         capitalization of WTL. It does not appear that your valuation complies with the guidance in ASC 820-10-35. That is, the fair value measurement should assume that the transaction takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability. In addition, the valuation technique should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Please revise to consider the trading price of
         WTL stock in your valuation. In this regard, you indicate in your response that the value of WHI is largely driven by the value of its investments in WTL.
8. We note the disclosure added on page 11 of your Form 10-Q for the quarterly period ended March 31, 2023 in response to prior comment 10. Please revise to account for the excess of the fair value of the consideration effectively transferred over the fair value of
         EBI   s net asset as goodwill. Refer to the example in ASC
805-40-55-12. In addition, as
         previously requested, include a qualitative description of the factors that make up the goodwill recognized.
Note 3. Acquisitions, page F-15

9. We reissue prior comment 12, as it is not clear how ASC 810-10-45-10 supports the basis for your financial reporting of the acquisitions and the response did not sufficiently address our concerns. In your April 4, 2023 response to comment 17, you state that
            WTL was not acquired before the acquisition of its parent.
However, your response
         then explains that WTL   s parent was not acquired until November 30,
2021, which is after
         the acquisition date of WTL of October 18, 2017. Therefore, it does appear that your financial statements reflect the acquisition of WTL before the acquisition of its parents.
         Tell us why this presentation is appropriate. Considering that your historical financial statements should reflect the continuation of WHI, the legal acquirer, pursuant to ASC
         805-40-45-1, explain why your financial statements do not reflect WSL and Ferret
         Consulting    investments in WTL starting on November 30, 2021, the
date WHI acquired
         WSL and Ferret Consulting. Alternatively, tell us whether WSL is the predecessor entity upon the acquisitions of WSL and Ferret Consulting and what consideration was given to presenting the predecessor audited financial statements through November 29, 2021.
 Dana Green
FirstName
GlobalTechLastNameDana Green
            Corp
Comapany
May        NameGlobalTech Corp
     30, 2023
May 30,
Page 4 2023 Page 4
FirstName LastName
10. We note your response to prior comment 16 indicating that you included the fair value of the assets and liabilities acquired in the business combination in your valuation of the consideration transferred. As previously noted, the consideration transferred in a business combination should be measured at fair value of the equity interests issued by the acquirer. Please revise your valuation of the fair value of the WHI shares issued as consideration for the business combinations. Refer to ASC 805-30-30-7. Also note that there is no basis for the valuation of the shares to be different for acquisitions occurring on the same date.
11. For the Ferrett Consulting acquisition, as previously requested in comment 20 of our letter dated February 9, 2023 and considering the explanation provided in response to prior comment 15, please revise your description of the reasons why the transaction resulted in a bargain purchase gain.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at (202) 344-5791 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Sean Neahusan